Exhibit 4.9


Employee Stock Options

      WHEREAS, the Company wishes to modify effective as of August 31, 2000, option grants under the ONTRACK Data International, Inc. 1995 Stock Option Plan and the 1996 Stock Incentive Plan (the "Plans") to provide for a uniform minimum standard for post-employment exercise of options granted under the Plans;

      RESOLVED, all options which were exercisable on August 31, 2000 or thereafter under the Plans be and hereby are modified to include a thirty-day tail wherein the grantee is extended the right to exercise said options within thirty (30) calendar days of termination of Ontrack employment (provisions in Option Grants governing exercise rights in terminations due to retirement, disability, death, breach of fiduciary duties, gross misconduct, or violation of any covenant not to compete, confidentiality obligation or other written contract with the Company, are unaffected by this Resolution), and only to the extent such options are outstanding and vested as of the termination date (the "Tail") except, however, should any option grant contain similar post-termination exercise rights which are more favorable to the grantee said rights shall be deemed to supercede the aforementioned Tail. In no event shall the Tail extend beyond the Option Term.

      FURTHER RESOLVED, that each of the officers of the Corporation acting singly is authorized in the name and on behalf of the Corporation to take such action and to negotiate, execute and deliver such agreements, documents and other instruments as they may deem necessary and desirable to carry out the intent and purposes of the foregoing resolution; and that all actions so taken and documents, agreements and instruments so executed by any officer of the Corporation in connection with the Plans' modification, whether heretofore or hereafter taken or done, be, and they are hereby are, in all respects approved, ratified and confirmed.